March 23, 2006

via U.S. mail and facsimile

Mr. Frederic M. Poses
Chief Executive Officer
American Standard Companies, Inc.
One Centennial Avenue, P.O. Box 6820
Piscataway, NJ 08855-6820

 RE: Form 10-K for the Fiscal Year Ended December 31, 2005
  File No. 1-11415

Dear Mr. Poses:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

       If you have any questions regarding these comments,
please
direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief